UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 12, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
President & CEO

Date: August 12, 2008

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

  TASEKO ANNOUNCES THIRD QUARTER FISCAL 2008 RESULTS

August 12, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") reports its results for the three months ended June 30, 2008. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Currency values are in Canadian dollars unless otherwise indicated.

The Company reported an operating profit of $16.0 million and net earnings of $3.8 million or $0.03 per share.

Sales for the quarter were 13.0 million pounds of copper at an average realized price of US$3.86 and 78,000 pounds of molybdenum at an average price of US$33.57 per pound.

Gibraltar concentrator operating time was impacted by an unplanned 16 day concentrator shutdown caused by the failure of the main transformer feeding power to the semi autogenous grinding (SAG) mill. Quarterly operating profit was impacted by reduced metal production resulting from the transformer failure; one time expenditures related to accelerated work undertaken both in the Granite Pit and the concentrator during the concentrator downtime; as well as increases in consumables prices such as fuel, steel, and reagents.

Cash flow was affected by a working capital adjustment of $9.9 million in increased product inventory costs and $10.2 million in prepayment for Gibraltar and Prosperity long lead time equipment delivery payments.

A summary of the key results in the third quarter compared to the same quarter in fiscal 2007 are:

	Quarter Ended June 30, 2008	Quarter Ended June 30, 2007
Revenue	$53.2 million	$55.9 million
Copper[1]	$50.9 million	$49.9 million
Molybdenum	$ 2.3 million	$ 5.6 million
Cash Flow[2]	($ 5.4 million )	$14.6 million
Cash Flow per Share (basic)	($0.04)	$0.11
Operating Profit[3]	$16.0 million	$28.4 million
Earnings before income tax	$9.1 million	$19.1 million
Earnings (after tax)	$ 3.8 million	$12.4 million
Earnings per share (basic)	$0.03	$0.10

1 Copper revenue in 2008 includes proceeds from sales of copper concentrate and copper cathode.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance.
They are not terms recognized under generally accepted accounting principles.
Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.
3 Operating profit is comprised of revenues less cost of sales and depletion, depreciation and amortization.

Russell Hallbauer, President and CEO of Taseko commented, "This past quarter we had many operational and corporate successes which unfortunately were offset by the failure of the main Gibraltar transformer. Although the ramp up of Gibraltar's Phase I expansion has proven to be more challenging than originally anticipated, our operations team is continuing to make good progress towards achieving the interim design capacity of 46,000 tons per day."

Mr. Hallbauer continued, "Our focus has not changed, the Gibraltar expansion projects are on time and on budget and we are increasing production as quickly as possible to capitalize on the continued copper market strength. The Prosperity team is moving ahead with engineering and procurement, given the Provincial Government's recent decision to move Prosperity into the environmental assessment review. Taseko is in an ideal position with near-, medium- and long-term production growth from its 100% wholly-owned assets."

Third Quarter Highlights

Corporate
°       The Company entered into purchase agreements for mining and milling equipment for ongoing expansions at Gibraltar and for long lead time major milling equipment for the Prosperity project.
°      Taseko entered into a long-term agreement with MRI Trading AG, securing low cost rates for processing six years of Gibraltar mine production. Included within the framework of this agreement is a $30 million line of credit.
°      Taseko personnel introduced the Prosperity Project to twelve independent copper smelting companies in order to begin the process of negotiating off-take agreements for the Prosperity concentrate.
°      Taseko acquired Oakmont Ventures Ltd. which held a 30% Net Profits Interest on Gibraltar Mine property adjacent to the Gibraltar East Pit.
°      An initiative to address future manpower requirements for both the Gibraltar Mine and the Prosperity Project was introduced into the local communities. The program, titled Mining Your Future, is designed to identify people who desire a career in the mining industry and assist them in gaining the skills and education needed to meet both their ambitions and the needs of the Company.

Gibraltar Mine
°      75,000 feet of definition drilling was completed in and around the Gibraltar East Pit area. Geological modeling and engineering of the incoming data is ongoing and an increase of the Gibraltar mineral reserves is expected when new estimates are completed in September of this year.
°      All construction of the Phase II expansion, required to increase mill production capacity to 55,000 tons per day, is scheduled to be completed on budget by February 2009.
°      Phase III mill expansion engineering has confirmed earlier capital cost and scheduling estimates. Gibraltar's Phase III 28-foot diameter SAG mill was ordered during the quarter with a 24-month delivery schedule versus the 42-month standard delivery times in the world for greater than 30-foot diameter SAG mills.
°       The construction schedule for the new molybdenum plant portion of the Phase III mill expansion was accelerated, completion is now scheduled for mid-2009.
°       Lead times for mining equipment deliveries were accelerated by 12 months over current industry averages for haulage trucks and by 15 months for shovels, ensuring mine operations can keep pace with ongoing mill expansion work.

Prosperity Project
°       Definitive timelines have been established by the Ministry of Environment of British Columbia to progress the Prosperity Project under provisions of the Provincial Environmental Assessment. The first intergovernmental working group review meetings are scheduled for September.
°      Final engineered layout and flowsheets for the concentrator were completed during the quarter. This has allowed detailed engineering in specific areas where procurement of long delivery equipment is required to minimize the project timeline. Accordingly, payments securing the heads and trunnions for the Prosperity 38-foot SAG mill construction have been placed and discussions with manufacturers of other long lead time items are continuing.

Gibraltar Quarterly Operating Costs

Cost per pound of copper in the third quarter of fiscal 2008 was US$2.79 per pound (total cash cost US$3.25 per pound), and is higher than the US$1.14 per pound (total cash cost US$1.46 per pound) in the same quarter in 2007. The increase in the current quarter was the result of lower copper production due to a transformer failure, increased waste stripping, increases in the prices of site consumables, strength of Canadian currency, and other areas. The approximate effect of major variances on the quarterly cost (in US$) per pound of copper produced is as follows:

°         Canadian to US dollar exchange rate $0.23/lb
°         Production loss due to transformer failure $0.52/lb
°         Accelerated maintenance on the grinding circuit during shutdown $0.13/lb
°         Continued waste stripping during the transformer down $0.25/lb
°         Increased price of fuel, steel , explosives, and reagents $0.26/lb
°         Below target copper recovery $0.24/lb

As the ramp up of the Phase I and future Phases II and III expansions progress, cash costs should decline accordingly. Taseko forecasts long-term, normalized cash costs for the Gibraltar operation in the range of US$1.30 per pound, including both site and off property costs.

Taseko will host a conference call on Wednesday, August 13, 2008 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 548-7911, or (719) 325-4881 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.
The conference call will be archived for later playback until August 20, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 3007346.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.